Mail Stop 3561

May 21, 2007

Mr. George L. Jones,
President and Chief Executive Officer
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108

      Re: Borders Group, Inc.
               Form 10-K for Fiscal Year Ended February 3, 2007
               Filed March 30, 2007
               File No. 1-13740

Dear Mr. Jones:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Branch Chief